UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 9, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 9th, 2021

DATE, TIME AND PLACE: June 9th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo. It is also registered the attendance in the meeting of Mrs. Elisabetta Paola Romano until item (6) of the Agenda.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation on the general proposals for the 5G Auction to be carried out by the National Agency of Telecommunications – ANATEL; (4) To acknowledge on the performance of suppliers related to the execution of Radio Access Network (“RAN") services; (5) To resolve on the Company’s Strategic Projects; (6) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); and (7) To resolve on the Independent Auditors’ Annual Work Plan.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on June 8th and 9th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 9th, 2021

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on June 8th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the terms and conditions that support the general proposals for the purpose of participating in the 5G Auction to be carried out by the National Agency of Telecommunications – ANATEL in the course of the coming months, as per the material presented.

(4) Following up the approval issued by the Board of Directors, in its meeting held on December 19th, 2019, related to the hiring of suppliers in relation to Radio Access Network ("RAN") goods and services, the Board members acknowledged on the performance of suppliers and the measures adopted or to be adopted by the Company, pursuant to the technical, financial and commercial conditions presented by Mr. Leonardo de Carvalho Capdeville, Chief Technology Information Officer.

(5) The Board members acknowledged on the studies carried out and the ongoing negotiation involving strategic project of the Company, after the presentation made by Mr. Renato de Ataliba Nogueira Ciuchini, director of the Strategy & Transformation area. The Board members authorized the management of the Company to deepen internal studies, hire external consultants and take all necessary and preliminary steps to verify the feasibility of the initiative and the effective conditions for its implementation. Once these studies are completed, the project will be opportunely submitted for resolution by this Board.

(6) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$350,000,000.00 (three hundred and fifty million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.144654605 (zero point one, four, four, six, five, four, six, zero, five reais) of gross value per share. The payment will be made by July 20th, 2021, without the application of any monetary restatement index, considering the date of June 21st, 2021 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(7) Approved the Annual Work Plan of the Independent Auditors of the Company, Ernst & Young Auditores Independentes S/S (“EY”), for 2021, based on the favorable evaluation of the CAE, registered at its meeting held on June 8th, 2021.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

June 9th, 2021

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 9th, 2021.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 9, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer